Exhibit 99.18

CONSENT OF EXPERT

Re: Eldorado Gold Corporation

•The Technical Report, Skouries Project, Greece, effective January 22, 2022; and
•Other information pertaining to this project.

AMC confirms that its representatives have read the:

i)Annual Information Form for the year ended December 31, 2024 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2024 (the “Form 40-F”), and any amendments thereto, and

ii)    the Registration Statement on Form F-10 (File No. 333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F and have no reason to believe that there are any misrepresentations in the information contained therein that are: (a) derived from the Technical report; or (b) within the knowledge of AMC as a result of the services provided by AMC or its employees performed in connection with the preparation of the Technical Report.

AMC also hereby confirms that the following individual was a contributing author of the Technical Report, is a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Reports (“NI 43-101”) and was employed by AMC at the date of the signing of the Technical Report:

i)Gary Methven, P.Eng.

ii)    Mort Shannon, P.Geo.

AMC further confirms that the principal business of AMC is providing engineering and technical mining resources consulting services. The authorized signatory of this consent for AMC is a “qualified person” as defined in NI 43-101.

AMC Mining Consultants (Canada) Ltd
By:	/s/ Gene Tucker
Name: Gene Tucker
Title: Regional Manager, Canada
Dated: 28 March 2025